UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      February 10, 2006


Mr. Stephen F. Gates
Senior Vice President, Legal and General Counsel
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079


      Re:	ConocoPhillips
		Registration Statement on Form S-4
      Filed January 11, 2005
		File No. 333-130967

Dear Mr. Gates:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Completion of the Merger is Subject to Certain Conditions, page 7

1. We note that the receipt of the tax opinions is a waivable condition. Indicate that you will resolicit shareholder approval if that condition is waived. Otherwise, revise your disclosure to present the transaction as taxable.

The Merger, page 26

Background of the Merger, page 26

2. You indicate that Mr. Shakouls had periodically met with Mr. Mulva and that they had discussed "ConocoPhillips` potential interest in a business combination with BR." Clarify whether Mr. Mulva`s briefing the Board on November 9, 2005 regarding a business combination was based on one of those meetings and, if so, when that meeting took place. Also, discuss whether Mr. Shackouls had comparable meetings with management of other companies.

3. You indicate on page 30 that at the December 12, 2005 special meeting, the Burlington Resources, Inc. board considered "possible alternative to the merger, including the possibility of an alternative transaction with a third party." Disclose in greater detail the discussions regarding such potential merger partner or any other alternative merger partners. We further note that the board approved the merger agreement during the meeting. However, that the agreement allows the Burlington board, under certain circumstances, to engage in discussions with other potential merger partners. Disclose whether the board is considering pursuing the evaluation of other candidates.
If it has determined otherwise, state when it made that determination and specify the board`s reasoning for reaching that determination. Also describe any offers or indications of interest for Burlington submitted by third parties after December 12, 2005 that are not currently disclosed in your registration statement. If none existed, affirmatively indicate such in your response letter.

4. Clarify whether the Board, at the November 9th meeting, authorized
Mr. Mulva to further pursue discussions with Burlington.

5. Expand the discussion of the November 30, 2005 to explain what you
mean by "complementary fit."   Explain also the reference to "the
possible role of Mr. Limbacher in a new combined organization" and the relevance of that to the business combination.





Material United States Federal Income Tax Consequences of the
Merger,
page 33

6. Indicate that the discussion contained is based upon opinion of counsel and identify such counsel. File the forms of opinion that will be later delivered as exhibits to this registration statement.
We assume, based on your current presentation, that counsel will be providing a "long form" opinion.

Exhibit 8.1

7. File the form of the opinion to be used.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	C. Moncada-Terry

      via facsimile

      Andrew R. Brownstein, Esq.
      Wachtell, Lipton, Rosen & Katz
      (212) 403-2233

Mr. Stephen F. Gates
ConocoPhillips
February 10, 2006
Page 2